

October 12, 2021

Hermann Lubbert, Ph.D.
Chief Executive Officer
Biofrontera Inc.
120 Presidential Way, Suite 330
Woburn, MA 01801

> **Re: Biofrontera Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed October 8, 2021**
> **File No. 333-257722**

Dear Dr. Lubbert:

      We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Amendment No. 6 to Registration Statement on Form S-1

Summary, page 1

1.   Revise the document to reflect the material changes to your license agreement for Ameluz throughout. We note in particular that it appears Biofrontera Inc. no longer "has the authority under the Ameluz LSA in certain circumstances to take over clinical development, regulatory work and manufacturing from the Biofrontera Group if they are unable or unwilling to perform [clinical development and other] functions appropriately" as disclosed in the fourth full summary risk factor on page 8 and the risk factor on page 18, where you also note you are "entitled to take over clinical trial and regulatory work under certain circumstances and subtract the cost of the trials from the transfer price of Ameluz." if Biofrontera affiliates determine not to go forward with development. We note similar disclosure in the second paragraph under the Ameluz product development timeline table on page 65. Revise the summary on page 1, the summary risk factors, the risk factor on page 18 and throughout the document to reflect this change. Include this disclosure with both Ameluz development tables. In addition, clarify how Biofrontera

Inc. intends to seek development of products not currently in the pipeline and thus covered by the Ameluz LSA, or if they do not intend to pursue the product line further, or whether Biofrontera AG may grant those rights to another affiliate.

You may contact Tara Harkins at (202) 551-3639 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Celeste Murphy at (202) 551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Stephen E. Older, Esq.